SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 63)*

                                   VALHI, INC.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   918905 10 0
                                 (CUSIP Number)

                                STEVEN L. WATSON
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                            DALLAS, TEXAS 75240-2694
                                 (972) 233-1700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 7, 2000
                      (Date of Event which requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No.  918905 10 0

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Valhi Group, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Nevada

                               7      SOLE VOTING POWER

                                                            -0-

        NUMBER OF

          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY

         OWNED BY                                    93,739,554
           EACH

        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON

           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     93,739,554

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      93,739,554

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      81.7%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      CO

CUSIP No.  918905 10 0

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      National City Lines, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-

        NUMBER OF

          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY

         OWNED BY                                   104,630,563
           EACH

        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON

           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                    104,630,563

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      104,630,563

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      91.2%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      CO

CUSIP No.  918905 10 0

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      NOA, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-

        NUMBER OF

          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY

         OWNED BY                                   104,630,563
           EACH

        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON

           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                    104,630,563

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      104,630,563

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      91.2%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      CO

CUSIP No.  918905 10 0

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Dixie Holding Company

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-

        NUMBER OF

          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY

         OWNED BY                                    93,739,554
           EACH

        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON

           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     93,739,554

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      93,739,554

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      81.7%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      CO

CUSIP No.  918905 10 0

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Dixie Rice Agricultural Corporation, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-

        NUMBER OF

          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY

         OWNED BY                                    93,739,554
           EACH

        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON

           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     93,739,554

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      93,739,554

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      81.7%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      CO

CUSIP No.  918905 10 0

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Southwest Louisiana Land Company, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-

        NUMBER OF

          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY

         OWNED BY                                   104,630,563
           EACH

        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON

           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                    104,630,563

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      104,630,563

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      91.2%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      CO

CUSIP No.  918905 10 0

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Contran Corporation

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-

        NUMBER OF

          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY

         OWNED BY                                   106,874,263
           EACH

        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON

           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                    106,874,263

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      106,874,263

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      93.2%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      CO

CUSIP No. 918905 10 0

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Harold C. Simmons

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS(SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

                               7      SOLE VOTING POWER

                                                        653,383

        NUMBER OF

          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY

         OWNED BY                                   107,666,263
           EACH

        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON

           WITH                                         653,383

                               10     SHARED DISPOSITIVE POWER

                                                    107,666,263

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      653,383

    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ X ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0.6%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      IN

                                AMENDMENT NO. 63
                                 TO SCHEDULE 13D

         This statement on Schedule 13D is hereby amended and restated in its entirety as set forth below, except for Item 3, which is amended but not restated in its entirety (collectively, this "Statement").

Item 1.  Security and Issuer

         This Statement relates to the common stock, $0.01 par value per share (the "Shares"), of Valhi, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at Three Lincoln Centre, 5430 LBJ Freeway, Suite 1740, Dallas, Texas 75240.

Item 2.  Identity and Background

         (a) This Statement is filed by (i) Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National") and Contran Corporation ("Contran") as the direct holders of Shares, (ii) by virtue of the direct and indirect ownership of securities of VGI and National (as described below in this Statement), NOA, Inc. ("NOA"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice") and Southwest Louisiana Land Company, Inc. ("Southwest") and (iii) by virtue of his positions with Contran and certain of the other entities (as reported on this Statement), Harold C. Simmons (collectively, the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

         VGI, National and Contran are the direct holders of approximately 81.7%, 9.5% and 1.6%, respectively, of the 114,680,014 Shares outstanding as of July 14, 2000 according to information furnished by the Company (the "Outstanding Shares"). Together, VGI, National and Contran may be deemed to control the Company. National, NOA and Dixie Holding are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National. Contran and Southwest are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice is the direct holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the holder of 100% of the outstanding common stock of Dixie Rice and may be deemed to control Dixie Rice. Contran is the holder of approximately 88.9% of the outstanding common stock of Southwest and may be deemed to control Southwest.

         Substantially all of Contran's outstanding voting stock is held either by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the "Trusts"), of which Mr. Simmons is the sole trustee, or by Mr. Simmons directly. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

         The Harold Simmons Foundation, Inc. (the "Foundation") directly holds approximately 0.5% of the Outstanding Shares. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board and chief executive officer of the Foundation and may be deemed to control the Foundation.

         The Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") directly holds approximately 0.4% of the Outstanding Shares. Boston Safe Deposit and Trust Company serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Pursuant to the terms of the CDCT No. 2, Contran (i) retains the power to vote the Shares held directly by the CDCT No. 2, (ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

         The Combined Master Retirement Trust (the "CMRT") directly holds approximately 0.1% of the Outstanding Shares. The Company established the CMRT as a trust to permit the collective investment by master trusts that maintain the assets of certain employee benefit plans the Company and related companies adopt. Mr. Simmons is the sole trustee of the CMRT and a member of the trust investment committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT.

         Mr. Harold C. Simmons is chairman of the board and chief executive officer of VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran.

         By virtue of the holding of the offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control such entities and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of the Shares directly held by certain of such other entities. However, Mr. Simmons disclaims beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities, except to the extent of his vested beneficial interest in the Shares held by the CMRT and his interest as a beneficiary of the CDCT No. 2.

         Harold C. Simmons' spouse is the direct beneficial owner of 77,000 Shares, or approximately 0.1% of the Outstanding Shares. Mr. Simmons may be deemed to share indirect beneficial ownership of such Shares. Mr. Simmons disclaims all such beneficial ownership.

         The Company and Tremont Corporation ("Tremont") are the direct holders of approximately 59.6% and 20.2%, respectively, of the outstanding common stock of NL Industries, Inc. ("NL") and together may be deemed to control NL. The Company and NL are the direct holders of approximately 59.6% and 8.4%, respectively, of the outstanding common stock of Tremont. Together, the Company and NL may be deemed to control Tremont. The Company is the holder of 100% of the outstanding common stock of Valmont Insurance Company ("Valmont") and may be deemed to control Valmont. Mr. Harold C. Simmons is chairman of the board of NL and is a director of Tremont.

         The Reporting Persons understand that Valmont and a subsidiary of NL directly hold 1,000,000 Shares and 1,186,200 Shares, respectively. The Reporting Persons further understand that, pursuant to Delaware law, the Company treats the Shares that Valmont and NL hold directly as treasury stock for voting purposes. For the purposes of this Statement, the Shares that Valmont and NL hold directly are not deemed outstanding.

         Certain information concerning the directors and executive officers of the Reporting Persons, including offices held by Mr. Simmons is set forth on Schedule B attached hereto and incorporated herein by reference.

         (b) The principal offices of the Company, VGI, National, NOA, Dixie Holding and Contran are located at, and the business address of Harold C. Simmons is, Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240-2697. The principal business address of Dixie Rice is 600 Pasquiere Street, Gueydan, Louisiana 70542. The principal business address of Southwest is 402 Canal Street, Houma, Louisiana 70360. The business addresses of the remaining directors and executive officers of the Reporting Persons are set forth on Schedule B to this Statement and incorporated herein by reference.

         (c) The Company is a diversified holding company engaged, through operating subsidiaries in the titanium dioxide pigments, component products (ergonomic computer support systems, precision ball bearing slides and security products), titanium metals products and waste management industries.

         In addition to activities engaged in through the Company and its subsidiaries, and in addition to holding the securities described above, (i) VGI is engaged in holding notes receivable; (ii) National is engaged in holding notes receivable and, directly or through other companies, in real estate, oil and gas activities and the rental and sales of compressors and related products;
(iii) Dixie Holding is engaged in holding preferred stock of Contran; (iv) NOA is engaged in real estate and holding notes receivable; (v) Dixie Rice is engaged in land management, agriculture and oil and gas activities; (vi) Southwest is engaged in land management, agriculture and oil and gas activities; and (vii) Contran is engaged through other companies in the activities described above and in the production of, among other things, steel rod, wire and wire products.

         (d) None of the Reporting Persons or, to the best knowledge of such persons, any of the persons named in Schedule B to this Statement has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Contran, Dixie Holding and National are Delaware corporations. VGI is a Nevada corporation. NOA is a Texas corporation. Dixie Rice and Southwest are Louisiana corporations. Harold C. Simmons and all persons named on Schedule B to this Statement are citizens of the United States, except as otherwise indicated on such Schedule.

Item 3.  Source and Amount of Funds or Other Consideration

         The total amount of funds required by Contran to acquire the Shares reported in Item 5(c) was $3,518,397.50 (including commissions). Such funds were or will be provided by Contran's cash on hand and no funds were or will be borrowed for such purpose.

         The Reporting Persons understand that the funds required by each person named in Schedule B to this Statement to acquire Shares were from such person's personal funds.

Item 4.  Purpose of Transaction

         The Reporting Persons acquired Shares to obtain an equity interest in and control of the Company. By virtue of the relationships and positions held by Harold C. Simmons as reported in Item 2, Mr. Simmons, directly and indirectly through Contran, may be deemed to control the Company.

         Contran purchased the additional Shares reported in Item 5(c) of this Statement in order to increase its equity interest in the Company. Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately negotiated transactions or otherwise.

         The Reporting Persons understand that prior purchases of Shares by persons named in Schedule B to this Statement were made for the purpose of each such person's personal investment.

         Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule B to this Statement has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) VGI, National, Contran, the Foundation, the CDCT No. 2, the CMRT, Mr. Simmons' spouse and Mr. Simmons are the direct beneficial owners of 93,739,554, 10,891,009, 1,804,300, 600,000, 439,400, 115,000, 77,000 and 3,383
of the Shares, respectively. In addition, Harold C. Simmons holds stock options exercisable for 650,000 Shares, some of which will not vest within 60 days of the filing of this Statement.

         By  virtue  of  the  relationships  described  under  Item  2  of  this
Statement:

                  (1) VGI, Dixie Holding and Dixie Rice may each be deemed to be the beneficial owner of the 93,739,554 Shares (approximately 81.7% of the Outstanding Shares) that VGI directly holds;

                  (2) National, NOA and Southwest each may be deemed to be the beneficial owner of the 104,630,563 Shares (approximately 91.2% of the Outstanding Shares) that VGI and National directly hold;

                  (3) Contran may be deemed to be the beneficial owner of the 106,874,263 Shares (approximately 93.2% of the Outstanding Shares) that VGI, National, Contran and the CDCT No. 2 directly hold; and

                  (4) Harold C. Simmons may be deemed to be the beneficial owner of the 108,319,646 Shares (approximately 93.9% of the sum of the Outstanding Shares and the 650,000 Shares that Mr. Simmons can acquire by exercise of stock options) that VGI, National, Contran, the Foundation, the CDCT No. 2, the CMRT, Mr. Simmons' spouse and himself directly hold and including the 650,000 Shares that Mr. Simmons can acquire by exercise of stock options, some of which will not vest within 60 days of the filing of this Statement.

         Except for the 3,383 Shares that he holds directly and to the extent of his vested beneficial interest in Shares directly held by the CMRT and his interest as a beneficiary of the CDCT No. 2, Mr. Simmons disclaims beneficial ownership of all Shares.

         (b)      By virtue of the relationships described in Item 2:

                  (1) VGI, Dixie Holding and Dixie Rice may each be deemed to share the power to vote and direct the disposition of the Shares that VGI directly holds;

                  (2) National, NOA and Southwest may each be deemed to share the power to vote and direct the disposition of the Shares that VGI and National directly hold;

                  (3) Contran may be deemed to share the power to vote and direct the disposition of the Shares that VGI, National, Contran and the CDCT No. 2 directly hold; and

                  (4) Harold C. Simmons may be deemed to share the power to vote and direct the disposition of the Shares that VGI, National, Contran, the Foundation, the CDCT No. 2, the CMRT, Mr. Simmons' spouse and himself directly hold and including the 650,000 Shares that Mr. Simmons can acquire by exercise of stock options, some of which will not vest within 60 days of the filing of this Statement.

         (c) The table below sets forth purchases of the Shares by the Reporting Persons during the last 60 days. Contran executed all of such purchases on the New York Stock Exchange.



                                          Number of            Approximate Price Per Share ($)
             Date                           Shares               (exclusive of commissions)
       ----------------                ---------------               -------------------

           05/22/00                             6,000                       $10.6250
           05/23/00                               300                       $10.6250
           05/30/00                             4,100                       $10.6250
           05/31/00                               500                       $10.6250
           06/09/00                           100,000                       $11.0000
           07/03/00                            20,000                       $10.7500
           07/03/00                             4,000                       $10.8125
           07/03/00                             9,800                       $10.8750
           07/03/00                             6,000                       $10.9375
           07/03/00                           101,200                       $11.0000
           07/05/00                            10,000                       $11.0000
           07/06/00                             1,800                       $10.8750
           07/06/00                            29,500                       $11.0000
           07/07/00                             9,100                       $11.0000
           07/11/00                             2,400                       $11.0000
           07/12/00                             5,000                       $11.0000
           07/17/00                             5,000                       $11.0000
           07/17/00                             5,000                       $10.8750

         (d) Each of VGI, National, Contran, the Foundation, the CDCT No. 2, the CMRT, Harold C. Simmons' spouse and Harold C. Simmons has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the shares directly held by such entity or person.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Contran and National are parties to a $25.0 million revolving credit and letter of credit facility dated as of September 3, 1998, as amended and supplemented through September 2, 1999 with U.S. Bank National Association (the "U.S. Bank Facility"). Borrowings under the U.S. Bank Facility bear interest at the rate announced publicly from time to time by each bank as its base rate or at a rate of 1.75% over the London interbank offered rate of interest ("LIBOR"), are due August 30, 2000 or such extended maturity date as may be mutually agreed to, and are collateralized by, among other things, certain Shares. On July 14, 2000, no money had been borrowed, no letters of credit were outstanding and National had pledged 6,000,000 Shares under the U.S. Bank Facility. The foregoing summary of the U.S. Bank Facility is qualified in its entirety by reference to Exhibits 1 through 5 to this Statement, which are incorporated herein by this reference.

         Dixie Rice is a party to a $1.5 million credit facility dated as of August 18, 1986 with Southern Methodist University (the "SMU Facility"). Borrowings under the SMU Facility bear interest at the greater or 7.5% per annum or 76% of the Shearson Lehman Brothers, Inc. Bond Market Report -- Corporate Bond Index -- Long Term (Average) Yield, are due in forty equal quarterly installments beginning September 30, 1996 and ending on June 30, 2006 and are secured by certain Shares. As of July 14, 2000, $900,000 principal amount was outstanding under the SMU Facility and 300,000 Shares had been pledged under the SMU Facility. The Shares pledged under the SMU Facility are held directly by Contran but loaned to Dixie Rice pursuant to a Collateral Agreement, dated December 29, 1988 between Dixie Rice and Contran (the "Collateral Agreement"). The foregoing summary of the SMU Facility and the Collateral Agreement is qualified in its entirety by reference to Exhibits 6 and 7 to this Statement, respectively, which are incorporated herein by this reference.

         Other than as set forth above, none of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1* Loan Agreement dated as of September 3, 1998 among Contran Corporation, National City Lines, Inc. and U.S. Bank National Association.

Exhibit 2* Promissory Note dated September 3, 1998 in the original principal amount of $25 million payable to the order of U.S. Bank National Association and executed by Contran Corporation.

Exhibit 3* Payment Guaranty dated September 3, 1998 executed by National City Lines, Inc.

Exhibit 4* Securities Pledge Agreement dated as of September 3, 1998 among Contran Corporation, National City Lines, Inc. and
                U.S. Bank National Association.

Exhibit 5* Extension Agreement dated as of September 2, 1999 among Contran Corporation, National City Lines, Inc. and U.S. Bank
                National Association.

Exhibit 6 Loan and Pledge Agreement, dated as of August 18, 1986, between Dixie Rice Agricultural Corporation, Inc.
                and Southern Methodist University (incorporated by reference to Exhibit 11 to Amendment No. 59 to this Statement).

Exhibit 7 Collateral Agreement, dated as of December 29, 1988, between Dixie Rice Agricultural Corporation, Inc. and
                Contran Corporation (incorporated by reference to Exhibit 12 to Amendment No. 59 to this Statement).

Exhibit 8* Contran Deferred Compensation Trust No. 2 (Amended and Restated), dated as of February 11, 1999, between Contran Corporation and Boston Safe Deposit and Trust Company.

----------

*        Filed herewith.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  July 17, 2000




                                                By:   /s/ Harold C. Simmons
                                                      --------------------------
                                                      Harold C. Simmons
                                                      Signing  in  his
                                                      individual capacity only.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  July 17, 2000





                                                          /s/ Steven L. Watson

                                                          ---------------------
                                                          Steven L. Watson

                                                          Signing     in     the
                                                          capacities  listed  on
                                                          Schedule  "A" attached
                                                          hereto             and
                                                          incorporated herein by
                                                          reference.

                                   SCHEDULE A

Steven L. Watson, as President or Executive Vice President of each of:

CONTRAN CORPORATION
DIXIE RICE AGRICULTURAL CORPORATION, INC.
DIXIE HOLDING COMPANY
NATIONAL CITY LINES, INC.
NOA, INC.
VALHI GROUP, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.

                                   Schedule B

     The names of the directors and executive officers of Contran Corporation ("Contran"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Southwest Louisiana Land Company, Inc. ("Southwest") and Valhi Group, Inc. ("VGI") and their present principal occupations are set forth below. Except as otherwise indicated, the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.

          Name                                                         Present Principal Occupation

---------------------------------------                    ----------------------------------------------------------

Eugene K. Anderson                                         Vice  president  of Contran,  Dixie  Holding,  Dixie Rice,
                                                           NOA,  National,   Southwest,  VGI  and  the  Company;  and
                                                           treasurer  of the Harold  Simmons  Foundation,  Inc.  (the
                                                           "Foundation").

F. Murlyn Broussard (1)                                    Treasurer of Southwest.

J. Mark Hollingsworth                                      Vice  president  and  general  counsel of  Contran,  Dixie
                                                           Holding,  Dixie Rice, NOA,  National,  Southwest,  VGI and
                                                           the Company;  general counsel of the  Foundation;  general counsel of CompX  International  Inc., a  manufacturer  of computer  support  systems,  drawer  slides  and  security products  that is affiliated  with the Company  ("CompX");
                                                           general counsel of The Combined Master  Retirement  Trust, a trust  the  Company  formed  to  permit  the  collective investment  by trusts that  maintain the assets of certain employee  benefit plans the Company and related  companies adopt (the "CMRT").

William J. Lindquist                                       Director and senior vice president of Contran, Dixie Holding,
                                                           NOA, National   and   VGI; senior vice president of    Dixie
                                                           Rice, Southwest   and   the Company.

A. Andrew R. Louis                                         Secretary of Contran,  CompX,  Dixie Holding,  Dixie Rice,
                                                           NOA, National, Southwest, VGI, and the Company.

Kelly D. Luttmer                                           Tax  director  of Contran,  CompX,  Dixie  Holding,  Dixie
                                                           Rice, NOA, National, Southwest, VGI and the Company.

Andrew McCollam, Jr. (1)                                   President  and  director of  Southwest;  director of Dixie
                                                           Rice; and a private investor.

Harold M. Mire (2)                                         Vice president of Dixie Rice and Southwest.

Bobby D. O'Brien                                           Vice president   and treasurer of Contran, Dixie Holding,
                                                           Dixie Rice, NOA,  National, VGI and the  Company; and vice president of Southwest.

Glenn R. Simmons                                           Vice  chairman  of the board of  Contran,  Dixie  Holding,
                                                           NOA, National, VGI and the Company;  chairman of the board of Keystone Consolidated Industries, Inc. ("Keystone"),  a
                                                           manufacturer  of steel rod, wire and wire products that is affiliated  with  Contran;  director  and  executive  vice president  of  Southwest  and Dixie  Rice;  director of NL
                                                           Industries,  Inc., a producer of titanium dioxide pigments and a  subsidiary  of  the  Company  ("NL");  director  of
                                                           Tremont  Corporation,  a holding  company  that  primarily holds  an  interest  in NL and  an  interest  in  Titanium
                                                           Metals Corporation,  a producer of titanium metal products
                                                           ("TIMET"); and a director of CompX and TIMET.

Harold C. Simmons                                          Chairman of  the board and chief executive officer of
                                                           Contran, Dixie Holding,  Dixie Rice, the Foundation,
                                                           NOA, National, Southwest, VGI and the Company; chairman
                                                           of the  board  of NL; director of Tremont; and trustee
                                                           and member  of the  trust investment committee of the CMRT.

Richard A. Smith (2)                                       Director and president of Dixie Rice.

Gregory M. Swalwell                                        Vice president and controller of Contran, Dixie Holding,
                                                           NOA, National, VGI and the Company; vice president of Dixie
                                                           Rice and Southwest.

Steven L.  Watson                                          Director and president of Contran, Dixie Holding, NOA,
                                                           National, VGI and the Company; director and executive vice
                                                           president   of  Dixie Rice; director,  vice president and
                                                           secretary   of  the Foundation; executive vice  president  of
                                                           Southwest;    and   a director   of  CompX, Keystone and TIMET.

----------

(1) The principal business address for Messrs. Broussard and McCollam is 402 Canal Street, Houma, Louisiana 70360.

(2) The principal business address for Messrs. Mire and Smith is 600 Pasquiere Street, Gueydan, Louisiana 70542-0010.

                                   SCHEDULE C

         Based upon ownership filings with the Securities and Exchange Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to own personally and beneficially Shares, as outlined below:

           Name                                                 Shares Held                   Options Held (1)
-------------------------------                              -------------------             -----------------

Eugene K. Anderson (2)                                                1,446                         22,000

F. Murlyn Broussard (3)                                               1,157                            -0-

J. Mark Hollingsworth                                                   -0-                         86,000

William J. Lindquist                                                    -0-                        241,000

A. Andrew R. Louis                                                      -0-                         25,000

Kelly D. Luttmer                                                        -0-                         20,000

Andrew McCollam, Jr.                                                    550                            -0-

Harold M. Mire                                                        1,137                            -0-

Bobby D. O'Brien                                                        -0-                        138,000

Glenn R. Simmons(4)                                                   3,183                        420,000

Harold C. Simmons(5)                                                 80,383                        550,000

Richard A. Smith                                                      2,610                            -0-

Gregory M. Swalwell(6)                                                1,166                        103,000

Steven L. Watson(7)                                                  18,635                        310,000
----------

(1) Represents Shares issuable pursuant to the exercise within 60 days of the date of this Statement of stock options.

(2) The Reporting Persons understand that the Shares indicated as held by Eugene K. Anderson include 1,446 Shares held in his individual retirement account.

(3) The Reporting Persons understand that the Shares indicated as held by F. Murlyn Broussard include 1,157 Shares held in his individual retirement account.

(4) The Reporting Persons understand the Shares indicated as held by Glenn R. Simmons include 2,383 Shares held in his individual retirement account. The Reporting Persons further understand that the Shares indicated as held by Mr. Simmons also include 800 Shares held in his wife's retirement account, with respect to which Mr. Simmons disclaims beneficial ownership.

(5) The Reporting Persons understand that the Shares indicated as held by Harold C. Simmons include 77,000 Shares held by Mr. Simmons wife, with respect to all of which beneficial ownership is disclaimed by Mr. Simmons. Mr. Simmons may be deemed to possess indirect beneficial ownership of the Shares set forth in Item 5(a) of this Statement, held by other Reporting Persons. Item 5 of this Statement reports all Shares issuable pursuant to the exercise of Mr. Simmons' stock options, regardless of vesting, while this Schedule C reports only those Shares that Mr. Simmons can receive within 60 days of the date of this Statement upon exercise of his stock options. Mr. Simmons disclaims beneficial ownership of all Shares except for the 3,383 Shares that he holds directly and to the extent of his vested beneficial interest in Shares directly held by the CMRT and his interest as a beneficiary of the CDCT No. 2.

(6) The Reporting Persons understand that the Shares indicated as held by Gregory M. Swalwell include 1,166 Shares held in his individual retirement account.

(7) The Reporting Persons understand that the Shares indicated as held by Steven L. Watson include 3,035 Shares held in his individual retirement account.

                                  EXHIBIT INDEX

Exhibit 1* Loan Agreement dated as of September 3, 1998 among Contran Corporation, National City Lines, Inc. and U.S. Bank National Association.

Exhibit 2* Promissory Note dated September 3, 1998 in the original principal amount of $25 million payable to the order of U.S. Bank National Association and executed by Contran Corporation.

Exhibit 3* Payment Guaranty dated September 3, 1998 executed by National City Lines, Inc.

Exhibit 4* Securities Pledge Agreement dated as of September 3, 1998 among Contran Corporation, National City Lines, Inc. and
               U.S. Bank National Association.

Exhibit 5* Extension Agreement dated as of September 2, 1999 among Contran Corporation, National City Lines, Inc. and U.S. Bank
               National Association.

Exhibit 6 Loan and Pledge Agreement, dated as of August 18, 1986, between Dixie Rice Agricultural Corporation, Inc. and Southern Methodist University (incorporated by reference to Exhibit 11 to Amendment No. 59 to this Statement).

Exhibit 7 Collateral Agreement, dated as of December 29, 1988, between Dixie Rice Agricultural Corporation, Inc. and Contran Corporation (incorporated by reference to Exhibit 12 to Amendment No. 59 to this Statement).

Exhibit 8* Contran Deferred Compensation Trust No. 2 (Amended and Restated), dated as of February 11, 1999, between Contran Corporation and Boston Safe Deposit and Trust Company.

----------

*        Filed herewith.